

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017091

NO ACT
P.E 3.12.03
0-23354

March 17, 2003

1934
Act
Section 14A-8
Rule
Public Availability 3/17/2003

David K. Michaels
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Re: Flextronics International Ltd.

Dear Mr. Michaels:

This is in regard to your letter dated March 12, 2003 concerning the shareholder proposal submitted by the Gordon V. and Helen C. Smith Foundation for inclusion in Flextronics International's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Flextronics International therefore withdraws its February 6, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Gordon V. Smith
Chairman
Miller and Smith
1568 Spring Hill Road
Suite 400
McLean, VA 22102

CR



FENWICK & WEST LLP

February 6, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Mr. Gordon V. Smith
Chairman
The Miller & Smith Companies
1568 Spring Hill Road, Suite 400
McLean, VA 22102

Re: Flextronics International Ltd.
Shareholder proposal under Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted on behalf of Flextronics International Ltd., a corporation organized under the laws of the Republic of Singapore (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

By letter dated November 15, 2002, a copy of which is attached hereto as Exhibit A, the Miller & Smith Companies submitted a proposal for consideration at the Company's 2003 Annual General Meeting of Shareholders that "[t]he office of Chairman of the Board shall be held by an independent outside director."

As discussed below, the Company intends to exclude the proposal from its proxy materials and form of proxy for its 2003 Annual General Meeting (collectively, its "2003 Proxy Materials") on the basis of Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal. Attached hereto as Exhibit B is the Company's earnings press release, dated January 23, 2002, which announces the appointment of Mr. Richard Sharp, an independent, non-employee director, as Chairman of the Company's Board. The reasons supporting this determination are described more particularly below.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the exhibits thereto. The Company has not yet determined the date of the 2003 Annual General Meeting, but expects that it will first distribute its 2003 Proxy Materials in mid-July 2003. Therefore, pursuant to Rule 14a-8(j), this letter is being submitted not later than 80 days before the Company files its 2003 Proxy Materials with the Securities and Exchange Commission.

Silicon Valley Center
801 California Street
Mountain View, CA 94041

Tel 650.988.8500
Fax 650.938.5200

www.fenwick.com

Discussion of the Basis for Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The Company clearly meets this "substantially implemented" standard because, as previously announced, the position of Chairman of the Board of Directors is held by Mr. Richard Sharp, a non-employee member of the Board of Directors. At the time the Company received the proposal, the position of Chairman was held by Mr. Michael Marks, who also serves as the Company's Chief Executive Officer. Mr. Sharp was appointed by the Board of Directors to serve as Chairman on January 22, 2003.

Although the proposal fails to establish the standards by which a Chairman is judged to be an "independent outside" director, Mr. Sharp's service as Chairman fulfills the goal of the proposal because he satisfies the various definitions of independence contained in the rules and regulations of the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. (upon which the Company's ordinary shares are listed for trading) and the Internal Revenue Code:

- Under Rule 4200 of The Nasdaq Stock Market, Inc. Marketplace Rule, Mr. Sharp is an "independent director." Neither Mr. Sharp nor any member of his family are now, or have ever been, employed by the Company or any of its affiliates. Although presently retired, between 1982 and 2002, Mr. Sharp served in various positions with Circuit City Stores, Inc. Further, during any fiscal year, Mr. Sharp has not accepted compensation from the Company in excess of $60,000 other than as compensation for board service. He is not a partner in or controlling shareholder of a company to which the Company made or from which the Company received payments in excess of 5% of the Company's consolidated gross revenues for the past fiscal year. Finally, he is not employed as an executive officer of another entity where any of the Company's executives serve on that entity's compensation committee.

- Under Rule 16b-3 under the Securities Exchange Act, Mr. Sharp is a "non-employee director." As described above, he is not currently an officer of the Company or otherwise currently employed by the Company, and he has not received compensation from the Company in excess of $60,000 other than in his capacity as a director. Further, he does not have an interest in a transaction nor is he engaged in a business transaction for which disclosure would be required under Item 404 of Regulation S-K.

- Under Rule 162(m) of the Internal Revenue Code, Mr. Sharp is an "outside director." As described above, he is not a current or former employee of the Company, and he has not received remuneration from the Company in any capacity other than as a director.

The Staff has consistently taken the position that a stockholder proposal has been substantially implemented where the proposal has already been substantially addressed by Board action (see, e.g., Humana Inc. (available February.27, 2001), AMR Corporation (available April 17, 2000) and Masco Corporation (available March 29, 1999)). For example, in AMR and

Masco, the Staff allowed the exclusion of shareholder proposals concerning qualifications for directors, including independence, under Rule 14a-8(i)(10) where the board of directors of the issuer had adopted or was planning to adopt resolutions substantially similar to such proposals. On January 22, 2003, the Company's Board of Directors adopted the following resolutions:

> RESOLVED, that the office of Chairman of the Board of Directors shall be held by an independent outside director; and
>
> RESOLVED FURTHER, In exercise of the powers conferred upon the Directors under Article 107 of the Articles of Association of the Company, Mr. Richard L. Sharp is hereby appointed Chairman of the Board of Directors of the Company effective the 22nd day of January 2003.

As Chairman of the Company's Board of Directors, Mr. Sharp satisfies the requirement of the proposal that such position be held by an "independent outside" director. Therefore, the Company has "substantially implemented" the proposal and intends to exclude the proposal from its 2003 Proxy Materials.

* * * * *

Should the Staff require any further information, please contact the undersigned at (415) 875-2245, or Mr. Timothy Stewart, the Company's General Counsel, at (408) 576-7746. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with the Staff prior to the determination of the Staff's final position with respect to this matter.

Sincerely,



David K. Michaels

cc: Mr. Thomas Smach, Flextronics International Ltd.
Timothy Stewart, Esq., Flextronics International Ltd.

EXHIBIT A

650-494 1417

THE
MILLER & SMITH
COMPANIES

GORDON V. SMITH
Chairman

November 15, 2002

Mr. Michael E. Marks, Chief Executive Officer
Flextronics International, LTD
2090 Fortune Drive
San Jose, California 95131

Dear Mr. Marks:

I am President and investment manager for the Gordon V. and Helen C. Smith Foundation.

In a street name the Foundation currently owns 170,000 shares of Flextronics International, LTD. I wish to submit for shareholder consideration the following resolution at the 2003 annual meeting.

"The office of Chairman of the Board shall be held by an independent outside director."

Please do not interpret this proposal as a criticism of the manner in which the combined office of Chairman and CEO has been handled at BFT. Instead it is intended to provide the best format for board governance.

When these two offices are separated, the outside shareholders, through the perspective that an independent Chairman brings to the table, can be assured that the Board agenda includes all items of potential interest to shareholders. Such a Chairman can help the CEO with Board and shareholder relations and allow the CEO more time to manage the company. That Chairman can also operate as a sounding board and at times a mentor for the CEO who otherwise is surrounded by subordinates who may be sometimes reluctant to express their innermost feelings. The Chairman under such an arrangement does not enter into any management decisions and does not have a company office.

I recently served as such a chairman with a public banking company, with headquarters in California, and have found such an arrangement moves the

1568 Spring Hill Road — Suite 400
McLean, Virginia 22102
703/821-2500

Board to a higher level of performance. My CEO would also attest to that. It is important of course, that the CEO and Chairman have personalities and outlooks that mesh for the maximum effectiveness.

The Harvard Business School has studied this issue, reached the same conclusion but laments that only 15% of public companies are currently inclined to institute an independent chairman. As an aside I did send all my board members to a 4 day course at the Harvard Business School on board responsibilities and governance, which I found to be very helpful in running a board that can meaningfully respond to both shareholders and management. I believe Stanford also has such a program albeit more legally oriented than Harvard's business management orientation.

The attached recent article from the Wall Street Journal reports on the momentum toward separating the offices of the CEO and Board Chairman. I believe it would be beneficial for FLEX to join this momentum!

I would hope to hear from you on this proposal. If not, I presume it will be included in the proxy materials for the 2003 annual stockholder meeting.

Sincerely,



Gordon V. Smith
Chairman

EXHIBIT B

FLEXTRONICS

Press Release

2 Changi South Lane
Singapore 486123
Tel +65 6299 8888

Flextronics contacts:
Laurette Slawson Hartigan
Vice President, Treasurer
+1.408.576.7722
investor_relations@flextronics.com

Renee Brotherton
Director of Corporate Marketing
+1.408.576.7189
renee.brotherton@flextronics.com

FLEXTRONICS THIRD QUARTER RESULTS EXCEED EXPECTATIONS; REAFFIRMS MARCH QUARTER GUIDANCE; RICHARD SHARP APPOINTED AS NON-EXECUTIVE CHAIRMAN OF THE BOARD

Singapore, January 23, 2003 – Flextronics (NASDAQ: FLEX), a global provider of operational services focused on delivering design, engineering, manufacturing and logistic solutions to technology companies, today announced results for the quarter and nine months ended December 31, 2002, as follows:

	Quarter Ended			Nine Months Ended	
($ in millions, except EPS data) [(1)]	December 31, 2002	September 30, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Net sales	$ 3,851.5	$ 3,340.6	$ 3,453.0	$ 10,319.1	$ 9,808.6
Proforma operating income	$ 97.4	$ 72.3	$ 117.2	$ 222.1	$ 343.5
GAAP operating income (loss)	$ (5.3)	$ 66.4	$ 114.2	$ (97.6)	$ (181.7)
Proforma net income	$ 66.2	$ 40.0	$ 85.0	$ 136.3	$ 248.6
GAAP net income (loss)	$ (6.5)	$ 34.7	$ 82.0	$ (103.0)	$ (159.5)
Diluted proforma EPS	$ 0.13	$ 0.08	$ 0.17	$ 0.26	$ 0.49
Diluted GAAP EPS	$ (0.01)	$ 0.07	$ 0.16	$ (0.20)	$ (0.33)

(1) Proforma results exclude intangibles amortization and unusual charges.

Net sales for the quarter ended December 31, 2002 reached an all time high of $3.85 billion, which represents a 15% sequential increase from the prior quarter and a 12% increase from a year ago. Proforma net income before amortization and unusual charges totaled $66.2 million or $0.13 per diluted share.

As indicated in a December press release, the Company recorded a net after-tax unusual charge of $67.1 million in the quarter, of which approximately $47 million is in cash. The charge was taken primarily to restructure the Company's PCB footprint, which included the closing of facilities in Irvine, CA and Kumla, Sweden. GAAP results, which include unusual charges and amortization, amounted to a net loss of $6.5 million, or a $0.01 loss per diluted earnings per share.

In addition to strong sales growth, the Company also maintained a strong balance sheet, generated positive cash flow and improved its industry leading cash conversion cycle. At December 31, 2002, the Company had $613.6 million in cash, a 20% leverage ratio and over $1.2 billion in available liquidity. Furthermore, cash flow from operations generated in excess of $300 million and debt was reduced by $39 million in the quarter. During the December quarter, the Company improved its industry leading cash conversion cycle to 21 days, inventory turns increased from 9.9 times to 11.7 times and days sales outstanding improved by 8 days to 40 days.

"The December quarter operating results exceeded our range of expectations," said Michael E. Marks, Chief Executive Officer of Flextronics. "I am particularly proud of our Company's accomplishments this quarter. While achieving record sales in a very difficult end market is notable, it is the operating metrics of which I am particularly proud. It has been our Company's long-term objective to reach an SG&A rate of 3% of net sales and inventory turns of 12 times. Both of these objectives were attained for the first time in the December quarter. Strong cash flow and an industry leading cash conversion cycle adds to that operating performance. Our management made a commitment in late 2000 to improve our operational efficiency despite the tough end markets. We are seeing the benefits today."

The Company is maintaining its previous guidance for the March 2003 quarter, which was for net sales in the range of $3.0 to $3.3 billion and $0.05 - $0.08 of proforma diluted EPS.

In addition, the Company announced today the appointment of Richard Sharp to the position of non-executive Chairman of the Board. Michael Marks will remain as Chief Executive Officer. The Board of Directors of Flextronics decided to separate the roles of Chairman of the Board and Chief Executive Officer to enhance the corporate governance standards of the Company. Richard Sharp has been a director of Flextronics since 1993, and previously was the CEO of Circuit City Stores. "We want to meet the gold standard in corporate governance, and believe that this move is an important step in that regard." Mr. Marks commented.

A conference call hosted by Flextronics' management will be held today at 1:30 p.m. PST to further discuss the financial results of the Company and its future outlook. This call will be broadcast via the Internet and may be accessed by logging on to the Company's website at www.flextronics.com. Additional information in the form of a slide presentation and Chairman's Letter that summarizes and discusses the quarterly results may also be found on the site. A replay of the broadcast will remain available on the Company's website after the call.

Minimum requirements to listen to the broadcast are Microsoft Windows Media Player software (free download at http://www.microsoft.com/windows/windowsmedia/download/default.asp) and at least a 28.8 Kbps bandwidth connection to the Internet.

About Flextronics

Headquartered in Singapore, Flextronics is the leading Electronics Manufacturing Services (EMS) provider focused on delivering operational services to technology companies. With fiscal year 2002 revenues of USD$13.1 billion and approximately 95,000 employees, Flextronics is a major global operating company with design, engineering, manufacturing and logistics operations in 29 countries and five continents. This global presence allows for manufacturing excellence through a network of facilities situated in key markets and geographies that in turn provide its customers with the resources, technology and capacity to optimize their operations. Flextronics' ability to provide end-to-end operational services that include innovative product design, test solutions, manufacturing, IT expertise and logistics has established the Company as the leading EMS provider. For more information, please visit www.flextronics.com.

###

This news release, the Chairman's Letter to the Shareholders and the earnings slide presentation contain forward-looking statements within the meaning of federal securities laws and are subject to the safe harbor under those laws. These forward-looking statements include statements related to our future growth, trends in our industry, end market demand, our restructuring activities and our anticipated operating results, financial position and profitability. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these forward-looking statements. These risks include the challenges of effectively managing our operations, particularly during uncertain economic conditions, integrating acquired companies, responding to changes in economic trends and to fluctuations in demand for customers' products and changes in customers' orders, our dependence on a small number of large customers, our dependence on industries affected by rapid technological change, competition in our industry and the other risks described under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors Affecting Future Operating Results" in our most recent Annual Report on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K, filed with the SEC. The forward-looking statements in this news release, the Chairman's Letter to the Shareholders and the earnings slide presentation, are based on current expectations, and Flextronics assumes no obligation to update these forward-looking statements.

Schedule 1

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	(Proforma) [1] Third Quarter Ended December 31,		(GAAP) Third Quarter Ended December 31,	
	2002	2001	2002	2001
Net sales	$ 3,851,494	$ 3,453,039	$ 3,851,494	$ 3,453,039
Cost of sales	3,638,559	3,226,461	3,638,559	3,226,461
Unusual charges	--	--	86,892	--
Gross profit	212,935	226,578	126,043	226,578
Selling, general and administrative	115,502	109,341	115,502	109,341
Intangibles amortization	--	--	6,147	3,053
Unusual charges	--	--	9,696	--
Interest and other expense, net	23,901	22,746	23,901	22,746
Income (loss) before income taxes	73,532	94,491	(29,203)	91,438
Provision for (benefit from) income taxes	7,349	9,449	(22,726)	9,449
Net income (loss)	$ 66,183	$ 85,042	$ (6,477)	$ 81,989
Diluted earnings (loss) per share	$ 0.13	$ 0.17	$ (0.01)	$ 0.16
Shares used in computing per share amounts	526,441	507,942	517,810	507,942

(1) Proforma results exclude intangibles amortization and unusual charges.

2 Changi South Lane
Singapore 486123
Tel: +65 6299 8888

Schedule 2

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	(Proforma) [1] Nine Months Ended December 31,		(GAAP) Nine Months Ended December 31,	
	2002	2001	2002	2001
Net sales	$ 10,319,134	$ 9,808,555	$ 10,319,134	$ 9,808,555
Cost of sales	9,756,875	9,141,433	9,756,875	9,141,433
Unusual charges	--	--	266,244	439,448
Gross profit	562,259	667,122	296,015	227,674
Selling, general and administrative	340,112	323,645	340,112	323,645
Intangibles amortization	--	--	15,314	9,111
Unusual charges	--	--	38,167	76,647
Interest and other expense, net	70,756	67,296	70,756	67,296
Income (loss) before income taxes	151,391	276,181	(168,334)	(249,025)
Provision for (benefit from) income taxes	15,139	27,578	(65,355)	(89,537)
Net income (loss)	$ 136,252	$ 248,603	$ (102,979)	$ (159,488)
Diluted earnings (loss) per share	$ 0.26	$ 0.49	$ (0.20)	$ (0.33)
Shares used in computing per share amounts	525,278	505,084	516,508	480,455

(1) Proforma results exclude intangibles amortization and unusual charges.

Schedule 3

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 2002	March 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 613,641	$ 745,124
Accounts receivable, net	1,619,683	1,866,576
Inventories, net	1,198,081	1,292,230
Deferred income taxes	55,054	51,954
Other current assets	460,644	597,303
Total current assets	3,947,103	4,553,187
Property, plant and equipment, net	2,026,633	2,032,495
Deferred income taxes	380,941	312,996
Goodwill and other intangibles, net	2,126,270	1,538,148
Other assets	384,737	207,873
Total assets	$ 8,865,684	$ 8,644,699
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank borrowings and current portion of long-term debt	$ 248,495	$ 282,478
Current portion of capital lease obligations	10,826	16,557
Accounts payable	1,981,206	1,962,630
Other current liabilities	1,038,899	896,639
Total current liabilities	3,279,426	3,158,304
Long-term debt and capital lease obligations, net of current portion	856,889	863,293
Other liabilities	222,522	167,606
Shareholders' equity	4,506,847	4,455,496
Total liabilities and shareholders' equity	$ 8,865,684	$ 8,644,699



FENWICK & WEST LLP

March 12, 2003

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Alex Shukhman, Esq.

Re: Flextronics International Ltd.
Shareholder proposal under Rule 14a-8

Ladies and Gentlemen:

Reference is made to our letter dated February 6, 2003, submitted on behalf of Flextronics International Ltd., a corporation organized under the laws of the Republic of Singapore (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. By letter dated February 14, 2003, a copy of which is enclosed herewith, the Miller & Smith Companies withdrew the proposal it had previously submitted for consideration at the Company's 2003 Annual General Meeting of Shareholders.

The Company hereby withdraws its request that the Commission concur in the Company's decision to exclude such proposal from consideration at its 2003 Annual General Meeting on the basis that the proponent has withdrawn such proposal.

Should the Commission require any further information, please contact the undersigned at (650) 335-7876 or David K. Michaels of this office at (415) 875-2245.

Sincerely,

Cynthia E. Garabedian

Enclosure

cc: Mr. Gordon V. Smith, The Miller & Smith Companies
Mr. Thomas Smach, Flextronics International Ltd.
Timothy Stewart, Esq., Flextronics International Ltd.
David K. Michaels, Esq., Fenwick & West LLP

Silicon Valley Center
801 California Street
Mountain View, CA 94041

Tel 650.988.8500
Fax 650.938.5200

www.fenwick.com

MILLER AND SMITH

February 14, 2003

1568
Spring Hill Road
Suite 400
McLean, Virginia
22102

703-821-2500
Fax:
703-821-2040
www.millerandsmith.com

Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0306

Mr. David K. Michaels
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041

Re: Flextronics International Ltd.

Ladies and Gentlemen:

I am in receipt of Flextronics letter of February 6, 2003, requesting that my proposal to be put before the next shareholder's meeting to require that the office of Chairman be held by an independent outside director be excluded from the 2003 Proxy Materials of the Company.

After reading Mr. Michaels letter, I believe Flextronics has certainly met the spirit of my proposal and that including it would be somewhat redundant to current company practice. I am therefore withdrawing my submission and requesting that the SEC grant the Flextronics request to exclude my proposal from the 2003 Proxy Materials of the Company.

Sincerely,



Gordon V. Smith
Chairman

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